May 15, 2009

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2008**
> **Form 10-Q for Quarter Ended December 31, 2008 and March 31, 2009**
> **File No. 001-09109**

Dear Mr. James:

        We have reviewed your response letter dated March 24, 2009, and have the following additional comment.

Form 10-K

Regulation, page 11

1.   Refer to the sixth paragraph on page 12. We note that as of September 30, 2008, RJBank was in compliance with qualified thrift lender standards. To enhance the transparency of your disclosures tell us and include in future filings, quantification of your results from the qualified thrift lender test. Also tell us what consideration was given to discussing the consequences to the company if it failed to meet the requirements of the qualified thrift lender test.

Item 3 – Legal Proceedings, page 21

2.   As you indicated in your response letter dated February 17, 2009, we note neither the company nor any of its affiliates have entered into any form of settlement to repurchase auction rate securities (ARS). We also note from your Form 10-K on page 22 that the company does not have sufficient regulatory capital and cash or borrowing power to repurchase all of some portion on these ARS. Tell us what consideration was given to discussing the implications of not reaching a settlement arrangement for the ARS.

Thomas A. James
Raymond James Financial, Inc.
May 15, 2009
Page 2

Form 10-Q for the quarter ended March 31, 2009

Financial Statements and Footnotes

Note 3 – Fair Value, page 10

3.   We note that the company utilizes a discounted cash flow analysis to determine
        which fair value indicator is more representative of fair value of the securities
        under the current market conditions. Please tell us, and disclose in future filings,
        the fair value indicators that the company deemed to be most representative of fair
        value of these securities.

Note 6 – Bank Loans, Net, page 21

4.   We note that the company's total allowance for loan losses as of March 31, 2009,
        increased to $141 million. We also note that non-performing loans grew $79
        million during the quarter to $143 million. Please tell us the events that occurred
        in the second quarter leading to the increase in your loan loss provision and non-
        performing loans. Also, for non-performing loans that are not reserved for,
        explain the basis for the determination these loans were recoverable.

5.   Refer to the last two paragraphs on page 23. We note that commercial real estate
        evaluated under SFAS 114 are charged off to adjusted collateral value based upon
        current appraisals reduced by anticipated selling costs. We also note that these
        appraisals are updated at least annually and more frequently in certain geographic
        areas or at management's discretion. Given the volatility of the current economic
        conditions, explain to us the circumstances where an annual evaluation would be
        sufficient in determining fair value. In instances where it is based upon
        geographic area and at management's discretion, tell us how you determine the
        frequency in the obtaining the appraisals to determine fair value.

6.   We also note that residential loans, consumer loans secured by real estate, and
        other corporate loans are charged-off to updated collateral valuations adjusted for
        anticipated selling expenses. Please clarify whether appraisals are also obtained
        to value the collateral for your residential and consumer loans and the frequency
        in which these appraisals are obtained. To the extent appraisals are not used, tell
        us how you value such collateral.

Note 15 – Regulations and Capital Requirements, page 37

7.   Refer to Footnote 1 on page 39. We note that subsequent to filing the Company's
        Form 10-K, the Company discovered that its wholly owned subsidiary, RJBank,
        had misinterpreted an instruction related to the calculation of RJBank's risk

weighted capital ratio. As a result, under the bank regulatory framework, RJBank was "adequately capitalized" rather than "well capitalized" at September 30, 2008. Upon the discovery of the misinterpretation, the company recalculated the ratio, determined the amount of additional capital that needed to be contributed and made a $30 million capital contribution to RJBank, an amount that would increased the bank's September 30, 2008, total risk based capital ratio above the 10% level necessary to be considered "well capitalized". Please tell us, and expand your disclosure in your next quarterly filing to include, the impact that that the "adequately capitalized" status would have had if the capital contribution was not made. Also, tell us when the error was discovered and the capital contribution was made.

8.   Also tell us what consideration was given to discussing the consequences the company will encounter if it were to achieve anything below the "well capitalized" level. Tell us whether there are any restrictions or limitations on the company in continuing to provide capital to RJBank for it to maintain at the "well capitalized" level.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief